April 20, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Terence O’Brien

RE:	Nordson Corporation

Form 10-K for the fiscal year ended October 31, 2015

Filed December 15, 2015

Definitive Proxy Statement on Schedule 14A

Filed January 29, 2016

File No. 0-07977

Dear Mr. O’Brien:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 7, 2016, relating to the above referenced filings.

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with our response.

Comment:

Form 10-K for Fiscal Year Ended October 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. Where multiple factors are cited as the underlying causes of a material change in operations, please quantify the impact of the factors so a reader can assess their relative importance. For example, in your discussion of the decrease in gross margin from 2013 to 2014 and again in 2015, you refer to product line and customer mix and the unfavorable effects of currency translation, factors that presumably offset the impact of increased sales volumes. Please revise the discussion of results of operations throughout to quantify the impact of factors materially influencing your operations. Also, please analyze factors underlying material intermediate effects, e.g. the nature of the change in product mix and underlying reasons.

Response:

In response to this comment, the Company proposes adding disclosure similar to the following to future filings when multiple factors impact the changes in the Company’s results between the periods presented, to separately quantify the impact of each such factor. Such disclosures will be included in future filings effective with the Form 10-Q to be filed for the three and six month periods ended April 30, 2016.

Letter to U.S. SEC	2	April 20, 2016
From: Nordson Corporation

Cost of sales were $774,702 in 2015, up 2.1 percent from 2014. Gross profit, expressed as a percentage of sales, decreased to 54.1 percent in 2015 from 55.5 percent in 2014. The 1.4 percent reduction in gross margin was primarily a result of the unfavorable effects of foreign currency translation, which reduced gross margin by approximately 1 percent. The remaining margin reduction was attributable to product line and customer mix and was driven primarily by growth in sales of lower-margin engineered systems within our Industrial Coating Segment during 2015.

Comment:

Financial Statements

Note 3- Severance and restructuring costs, page 45

2. We note you incurred severance and restructuring costs of $11,411 for the fiscal year ended October 31, 2015. Please expand your disclosure to include all of the information required by ASC 420-10-51-1, as applicable. In addition, expand the disclosure in your Management’s Discussion and Analysis, with respect to your restructuring activities, to quantify and discuss the periods in which material cash outlays are anticipated, the expected effects on your financial position and future earnings and cash flows at the consolidated and segment levels, and the amount and period(s) in which cost savings are anticipated at the consolidated and segment levels. In subsequent periods, disclose whether actual results were in line with the anticipated cost savings. If the anticipated cost savings are not achieved as expected, or will be achieved in periods other than as expected, disclose the reasons for the differences and the likely effects on future operating results and liquidity. You may wish to refer to the guidance in SAB Topic 5:P.4.

Response:

The Company acknowledges the Staff’s comment and respectfully advises that management considered the disclosure requirements of ASC 420-10-50-1 and SAB Topic 5:P.4 in connection with the preparation of the consolidated financial statements included in the 2015 Form 10-K. For the fiscal year-ended October 31, 2015, severance and restructuring costs of $11,411 approximated 3.7% of income before income taxes and the Company’s restructuring liability balance related to the 2015 initiatives approximated $9,673. Further, cash outlays related to severance and restructuring actions were less than 1.0% of operating cash flows in 2015, and future cash outlays are expected to have a similar impact on operating cash flows in 2016. Accordingly, management determined that the costs incurred, the associated liability balances and cash outlays were not material and additional disclosure was not required.

In response to the Staff’s comment, the Company proposes revising and expanding its disclosure for severance and restructuring costs prospectively in the Notes to the Consolidated Financial Statements in order to comply with ASC 420-10-50-1 and SAB Topic 5:P.4. Such disclosures will be included in the Notes to the Consolidated Financial Statements in future Form 10-Q and Form 10-K filings, to the extent material. An example of that disclosure is as follows:

Letter to U.S. SEC	3	April 20, 2016
From: Nordson Corporation

Severance and restructuring costs totaling $11,411 were recognized in 2015, comprised of initiatives impacting each of our segments. Additional costs related to these 2015 initiatives are not expected to be material in future periods.

Within the Adhesives Dispensing Systems segment, restructuring initiatives to optimize operations in the U.S. and Belgium resulted in a charge of $7,972, which consisted of severance costs of $7,064, fixed asset impairment charges of $554 relating to the closure of one facility and other one-time costs of $354.

Within the Advanced Technology Systems segment, certain restructuring programs to enhance operational efficiency and customer service in the U.S. and Germany resulted in a charge of $3,060. This charge consisted of severance costs of $1,586, one-time lease termination costs of $1,322 and other one-time costs of $152.

Within the Industrial Coatings Systems segment, a restructuring program to enhance operational efficiency and customer service resulted in a charge for severance costs of $379.

The majority of the costs incurred during 2015 relate to severance costs, some of which were paid in 2015 with the remainder expected to be paid during 2016, along with payments related to lease termination costs.

The following table summarizes severance and restructuring activity related to actions initiated in 2015:

	Fixed asset impairment charges	Employee severance charges	Lease termination charges	Other one-time costs	Total
Accrual Balance at October 31, 2014	$—	$—	$—	$—	$—
Charged to expense	554	9,029	1,322	506	11,411
Cash payments	—	(1,184)	—	—	(1,184)
Non cash utilization	(554)	—	—	—	(554)

Accrual Balance at October 31, 2015	$—	$7,845	$1,322	$506	$9,673

In addition, to the extent future severance and restructuring costs are deemed to be material, the Company will expand its Management’s Discussion and Analysis disclosure in future filings to quantify and discuss the periods in which material cash outlays are anticipated, the expected effects on the Company’s financial position and future earnings and cash flows at the consolidated and segment levels, and the amount and period(s) in which cost savings are anticipated at the consolidated and segment levels.

Letter to U.S. SEC	4	April 20, 2016
From: Nordson Corporation

Comment:

Definitive Proxy Statement for the 2016 Annual Meeting

Key Components of our Executive Compensation Program, page 36

Cash Incentive Award, page 38

3. You describe the manner in which your currency adjustments function broadly on page 38, but do not discuss the specific manner in which currency adjustments were calculated in determining executive compensation this year. In addition, you state on page 40 under the heading Summary of Payouts that “[f]urther adjustments to the formulaic payouts under the Cash Incentive Award were made for Messrs. Hilton and Keane.” In future filings please ensure that you fully describe the manner in which your currency adjustments and any other discretionary adjustments are calculated and applied to the payouts under your plan. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Response:

As requested, future filings will comply with disclosure requirements, as prescribed by Item 402 of Regulation S-K, applicable to incentive plan payouts, including a full description of currency and/or discretionary adjustments considered in the calculation of payouts.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gregory A. Thaxton

Senior Vice President, Chief Financial Officer